Exhibit 99.1

NICE Reports Accelerated Cloud Revenue Growth for The Fourth Quarter and Full Year 2020
2020 Annual Cloud Revenue Growth Exceeds 30%
Company Exits 2020 with Greater than $900 Million Annualized Cloud Revenue Run Rate
Record Cash Flow from Operations of $480 Million for Full Year 2020

Hoboken, New Jersey, February 18, 2021 - NICE (NASDAQ: NICE) today announced results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

GAAP	Non-GAAP
Cloud revenue of $219 million, growth of 31% year-over-year	Cloud revenue of $223 million, growth of 33% year-over-year
Total revenue of $435 million, growth of 1% year-over-year	Total revenue of $438 million, growth of 2% year-over-year
Cloud gross margin of 58.3% compared to 54.2% last year	Cloud gross margin of 67.6% compared to 63.8% last year
Operating income of $65 million compared to $78 million last year	Operating income of $132 million compared to $130 million last year
Operating margin of 15.0% compared to 18.0% last year	Operating margin of 30.1% compared to 30.2% last year
Diluted EPS of $0.83 compared to $0.95 last year	Diluted EPS of $1.61 compared to $1.58 last year
Operating cash flow of $167 million compared to $91 million last year

Full Year 2020 Financial Highlights

GAAP	Non-GAAP
Cloud revenue of $777 million, growth of 30% year-over-year	Cloud revenue of $786 million, growth of 31% year-over-year
Total revenue of $1,648 million, growth of 5% year-over-year	Total revenue of $1,657 million, growth of 5% year-over-year
Cloud gross margin of 56.3% compared to 51.3% last year	Cloud gross margin of 65.6% compared to 61.8% last year
Operating income of $242 million compared to $239 million last year	Operating income of $470 million compared to $434 million last year
Operating margin of 14.7% compared to 15.2% last year	Operating margin of 28.4% compared to 27.5% last year
Diluted EPS of $2.98 versus $2.88 last year, 3% growth year-over-year	Diluted EPS of $5.73 versus $5.31 last year, 8% growth year-over-year
Record cash flow from operations of $480 million compared to $374 million last year

“We are pleased to report another exceptional year at NICE highlighted by groundbreaking innovation and speed of execution in cloud, digital and artificial intelligence. We witnessed accelerated cloud growth, cloud exceeded more than 50% of our total revenue for the second half of the year, and we exited 2020 with more than $900 million in an annualized cloud revenue run rate propelled by the tremendous success of our CXone cloud platform. We saw a 100% year-over-year increase in our customers’ digital interactions volume and 50% of our new deals were driven by digital initiatives. Our market leading AI solution, Enlighten, experienced strong demand with many new deals and a fast growing pipeline,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “2021 is shaping up to be a year of a changed reality, in which the events of 2020 have created a new normal, and at the same time provided new opportunities in cloud and digital. Enterprises are seeking to rapidly accelerate their innovation cycles and leap forward much faster than before while continuously adapting to changes. We are well-positioned to capitalize on this transition with our leading digital cloud platforms together with a large and fast growing total addressable market.”

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2020 total revenues increased 1.0% to $434.6 million compared to $430.2 million for the fourth quarter of 2019.
Full year 2020 total revenues increased 4.7% to $1,648.0 million compared to $1,573.9 million for the full year 2019.

Gross Profit: Fourth quarter 2020 gross profit was $288.5 million compared to $292.9 million for the fourth quarter of 2019. Fourth quarter 2020 gross margin was 66.4% compared to 68.1% for the fourth quarter of 2019.
Full year 2020 gross profit increased to $1,086.1 million compared to $1,042.1 million for the full year 2019. Full year 2020 gross margin was 65.9% compared to 66.2% for the full year 2019.

Operating Income: Fourth quarter 2020 operating income was $65.1 million compared to $77.6 million for the fourth quarter of 2019. Fourth quarter 2020 operating margin was 15.0% compared to 18.0% for the fourth quarter of 2019.
Full year 2020 operating income increased to $242.0 million compared to $238.7 million for the full year 2019. Full year 2020  operating margin was 14.7% compared to 15.2% for the full year 2019.

Net Income: Fourth quarter 2020 net income was $55.0 million compared to $61.7 million for the fourth quarter of 2019. Fourth quarter 2020 net income margin was 12.6% compared to 14.4% for the fourth quarter of 2019.
Full year 2020 net income and net income margin increased to $196.3 million and 11.9%, respectively, compared to $185.9 million and 11.8%, respectively, for the full year 2019.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the fourth quarter of 2020 was $0.83 compared to $0.95 in the fourth quarter of 2019.
Fully diluted earnings per share for the full year 2020 increased to $2.98 compared to $2.88 for the full year 2019.

Operating Cash Flow and Cash Balance: Fourth quarter 2020 operating cash flow was $166.9 million and full year operating cash flow reached $480.3 million. In the fourth quarter, $20.7 million was used for share repurchases and $48.3 million was used for share repurchases for the full year of 2020. As of December 31, 2020, total cash and cash equivalents, short and long term investments were $1,463.9 million, and total debt was $681.2 million.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31:

Revenues: Fourth quarter 2020 Non-GAAP total revenues increased to $438.4 million, up 1.7% from $431.1 million for the fourth quarter of 2019.
Non-GAAP total revenues for the full year 2020 increased 5.0% to $1,657.1 million compared to $1,577.5 million for the full year 2019.

Gross Profit: Fourth quarter 2020 Non-GAAP gross profit increased to $316.7 million compared to $313.8 million for the fourth quarter of 2019. Fourth quarter 2020 Non-GAAP gross margin was 72.2% compared to 72.8% for the fourth quarter of 2019.
Full year 2020 Non-GAAP gross profit increased to $1,181.6 million compared to $1,125.3 million and full year 2020 Non-GAAP gross margin was 71.3%, the same as Non-GAAP gross margin for full year 2019.

Operating Income: Fourth quarter 2020 Non-GAAP operating income increased to $131.7 million compared to $130.2 million for the fourth quarter of 2019. Fourth quarter 2020 Non-GAAP operating margin was 30.1% compared to 30.2% for the fourth quarter of 2019.
Full year 2020 Non-GAAP operating income and Non-GAAP operating margin increased to $470.4 million and 28.4%, respectively, from $434.3 million and 27.5%, respectively, for the full year 2019.

Net Income: Fourth quarter 2020 Non-GAAP net income and Non-GAAP net income margin increased to $106.9 million and 24.4%, respectively, from $102.6 million and 23.8%, respectively, for the fourth quarter of 2019.
Full year 2020 Non-GAAP net income and Non-GAAP net income margin increased to $378.2 million and 22.8%, respectively, from $343.4 million and 21.8%, respectively, for the full year 2019.

Fully Diluted Earnings Per Share: Fourth quarter 2020 Non-GAAP fully diluted earnings per share increased 1.9% to $1.61, compared to $1.58 for the fourth quarter of 2019.
Full year 2020 Non-GAAP fully diluted earnings per share increased 7.9% to $5.73 compared to $5.31 for the full year 2019.

First Quarter and Full Year 2021 Guidance:

First Quarter 2021: First quarter 2021 Non-GAAP total revenues are expected to be in a range of $445 million to $455 million. First quarter 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.42 to $1.52.

Full Year 2021: Full year 2021 Non-GAAP total revenues are expected to be in a range of $1,790 million to $1,810 million. Full year 2021 Non-GAAP fully diluted earnings per share are expected to be in a range of $6.12 to $6.32.

Quarterly Results Conference Call

NICE management will host its earnings conference call today February 18th, 2021 at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on fourth-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, COVID-19 is contributing to a general slowdown in the global economy. At this time, the extent and duration of the continued impact of the pandemic is unknown, and therefore we cannot predict how it may affect the Company’s future business, results of operations, financial condition and strategic plans. Furthermore, due to our subscription based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2020	2019
	Audited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$442,267	$228,323
Short-term investments	1,021,613	210,772
Trade receivables	303,100	319,622
Prepaid expenses and other current assets	175,340	116,972

Total current assets	1,942,320	875,689

LONG-TERM ASSETS:
Long-term investments	-	542,389
Property and equipment, net	137,785	141,647
Deferred tax assets	32,735	30,513
Other intangible assets, net	366,003	411,019
Operating lease right-of-use assets	97,162	106,196
Goodwill	1,503,252	1,378,418
Other long-term assets	153,660	124,034

Total long-term assets	2,290,597	2,734,216

TOTAL ASSETS	$4,232,917	$3,609,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$33,132	$30,376
Deferred revenues and advances from customers	311,851	245,792
Current maturities of operating leases	22,412	21,519
Exchangeable senior notes	259,881	251,583
Accrued expenses and other liabilities	417,174	391,685

Total current liabilities	1,044,450	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	36,295	26,045
Operating leases	92,262	103,490
Deferred tax liabilities	32,109	52,509
Long-term debt	421,337	213,313
Other long-term liabilities	17,980	16,327

Total long-term liabilities	599,983	411,684

SHAREHOLDERS' EQUITY
NICE Ltd's equity	2,563,910	2,257,266
Non-controlling interests	24,574	-

Total shareholders' equity	2,588,484	2,257,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,232,917	$3,609,905

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	Audited	Audited	Audited	Audited

Revenue:
Product	$41,542	$80,101	$183,153	$269,100
Services	174,003	183,117	687,532	709,064
Cloud	219,036	166,990	777,331	595,748
Total revenue	434,581	430,208	1,648,016	1,573,912

Cost of revenue:
Product	5,453	6,076	22,164	22,926
Services	49,245	54,772	199,803	218,990
Cloud	91,357	76,434	339,985	289,852
Total cost of revenue	146,055	137,282	561,952	531,768

Gross profit	288,526	292,926	1,086,064	1,042,144

Operating expenses:
Research and development, net	56,163	52,165	218,182	193,718
Selling and marketing	112,104	106,221	406,436	399,304
General and administrative	45,421	46,841	180,733	168,022
Amortization of acquired intangible assets	9,715	10,107	38,666	42,383
Total operating expenses	223,403	215,334	844,017	803,427

Operating income	65,123	77,592	242,047	238,717

Financial and other expense, net	2,600	554	4,859	4,444

Income before tax	62,523	77,038	237,188	234,273
Taxes on income	7,549	15,295	40,842	48,369
Net income	$54,974	$61,743	$196,346	$185,904

Less: net income/(loss) attributable to non-controlling interests	51	-	(327)	-

Net income attributable to NICE Ltd.'s shareholders	$54,923	$61,743	$196,673	$185,904

Earnings per share:
Basic	$0.87	$0.99	$3.13	$2.99
Diluted	$0.83	$0.95	$2.98	$2.88

Weighted average shares outstanding:
Basic	62,967	62,357	62,710	62,120
Diluted	66,600	65,161	65,956	64,661

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
	Audited	Audited	Audited	Audited

Operating Activities

Net income	$54,974	$61,743	$196,346	$185,904
Depreciation and amortization	46,893	44,486	182,026	173,230
Stock based compensation	32,828	24,275	101,667	80,864
Amortization of premium and discount and accrued interest on marketable securities	157	134	(633)	(53)
Deferred taxes, net	(16,588)	18,899	(33,241)	(12,208)
Changes in operating assets and liabilities:
Trade Receivables	(5,343)	(56,763)	22,245	(29,863)
Prepaid expenses and other assets	(49,028)	11,977	(80,665)	(76,180)
Trade payables	(1,137)	5,850	4,094	777
Accrued expenses and other current liabilities	51,459	(22,059)	14,875	31,730
Operating lease right-of-use assets, net	5,241	7,262	18,167	19,104
Deferred revenue	48,585	499	63,202	13,810
Long term liabilities	-	(11)	-	(311)
Operating lease liabilities	(5,272)	(6,844)	(19,569)	(18,839)
Amortization of discount on long term debt	5,352	2,388	13,297	9,236
Other	(1,251)	(387)	(1,505)	(3,043)
Net cash provided by operating activities	166,870	91,449	480,306	374,158

Investing Activities

Purchase of property and equipment	(2,519)	(5,767)	(24,186)	(27,294)
Purchase of Investments	(277,038)	(125,165)	(583,115)	(619,060)
Proceeds from Investments	45,444	79,084	328,593	362,713
Capitalization of software development costs	(10,322)	(8,739)	(39,098)	(34,679)
Payments for business and asset acquisitions, net of cash acquired	-	-	(147,261)	(25,972)
Net cash used in investing activities	(244,435)	(60,587)	(465,067)	(344,291)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	688	717	8,865	5,428
Purchase of treasury shares	(20,671)	(24,664)	(48,272)	(47,276)
Capital Lease payments	-	(185)	(177)	(816)
Repayment of long term debt	(215,000)	-	(215,000)	-
Proceeds/(costs) from issuance of exchangeable notes	(48)	-	451,421	-
Net cash provided by/(used in) financing activities	(235,031)	(24,132)	196,837	(42,664)

Effect of exchange rates on cash and cash equivalents	1,747	754	1,868	(979)

Net change in cash and cash equivalents	(310,849)	7,484	213,944	(13,776)
Cash and cash equivalents, beginning of period	$753,116	$220,839	$228,323	$242,099

Cash and cash equivalents, end of period	$442,267	$228,323	$442,267	$228,323

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
GAAP revenues	$434,581	$430,208	$1,648,016	$1,573,912
Valuation adjustment on acquired deferred product revenue	-	-	-	15
Valuation adjustment on acquired deferred services revenue	149	-	230	5
Valuation adjustment on acquired deferred cloud revenue	3,679	842	8,866	3,534
Non-GAAP revenues	$438,409	$431,050	$1,657,112	$1,577,466

GAAP cost of revenue	$146,055	$137,282	$561,952	$531,768
Amortization of acquired intangible assets on cost of product	(1,073)	(1,134)	(4,467)	(4,106)
Amortization of acquired intangible assets on cost of services	(1,225)	(1,522)	(4,566)	(6,126)
Amortization of acquired intangible assets on cost of cloud	(18,012)	(15,323)	(66,434)	(60,441)
Valuation adjustment on acquired deferred cost of cloud	194	532	931	2,425
Cost of product revenue adjustment (1)	(131)	131	(336)	(173)
Cost of services revenue adjustment (1)	(2,593)	(1,941)	(7,550)	(8,192)
Cost of cloud revenue adjustment (1)	(1,457)	(813)	(4,058)	(2,955)
Non-GAAP cost of revenue	$121,758	$117,212	$475,472	$452,200

GAAP gross profit	$288,526	$292,926	$1,086,064	$1,042,144
Gross profit adjustments	28,125	20,912	95,576	83,122
Non-GAAP gross profit	$316,651	$313,838	$1,181,640	$1,125,266

GAAP operating expenses	$223,403	$215,334	$844,017	$803,427
Research and development (1,2)	(4,324)	(2,896)	(11,877)	(8,078)
Sales and marketing (1,2)	(10,769)	(7,468)	(30,392)	(26,679)
General and administrative (1,2)	(13,775)	(11,327)	(52,014)	(35,705)
Amortization of acquired intangible assets	(9,719)	(10,107)	(38,670)	(42,383)
Valuation adjustment on acquired deferred commission	89	62	195	307
Non-GAAP operating expenses	$184,905	$183,598	$711,259	$690,889

GAAP financial and other expense, net	$2,600	$554	$4,859	$4,444
Amortization of discount on debt	(5,353)	(2,388)	(13,297)	(9,235)
Non-GAAP financial and other income, net	$(2,753)	$(1,834)	$(8,438)	$(4,791)

GAAP taxes on income	$7,549	$15,295	$40,842	$48,369
Tax adjustments re non-GAAP adjustments	20,056	14,142	59,757	47,400
Non-GAAP taxes on income	$27,605	$29,437	$100,599	$95,769

GAAP net income	$54,974	$61,743	$196,346	$185,904
Valuation adjustment on acquired deferred revenue	3,828	842	9,096	3,554
Valuation adjustment on acquired deferred cost of cloud revenue	(194)	(532)	(931)	(2,425)
Amortization of acquired intangible assets	30,029	28,086	114,137	113,056
Valuation adjustment on acquired deferred commission	(89)	(62)	(195)	(307)
Share-based compensation (1)	33,049	24,314	102,304	80,939
Acquisition related expenses (2)	-	-	3,923	843
Amortization of discount on long term debt	5,353	2,388	13,297	9,235
Tax adjustments re non-GAAP adjustments	(20,056)	(14,142)	(59,757)	(47,400)
Non-GAAP net income	$106,894	$102,637	$378,220	$343,399

GAAP diluted earnings per share	$0.83	$0.95	$2.98	$2.88

Non-GAAP diluted earnings per share	$1.61	$1.58	$5.73	$5.31

Shares used in computing GAAP diluted earnings per share	66,600	65,161	65,956	64,661

Shares used in computing non-GAAP diluted earnings per share	66,600	65,161	65,956	64,661

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Cost of product revenue	$131	$(131)	$336	$173
Cost of services revenue	2,593	1,941	7,550	8,192
Cost of cloud revenue	1,457	813	4,058	2,955
Research and development	4,324	2,896	11,877	8,073
Sales and marketing	10,769	7,468	30,262	26,649
General and administrative	13,775	11,327	48,221	34,897
	$33,049	$24,314	$102,304	$80,939

(2) Acquisition related expenses	Quarter ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019

Research and development	$-	$-	$-	$5
Sales and marketing	-	-	130	30
General and administrative	-	-	3,793	808
	$-	$-	$3,923	$843